

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

August 21, 2008

Greg Curson
Ayers Exploration, Inc.
c/o Empire Stock Transfer
7251 West Lake Mead Blvd Suite 300
Las Vegas, NV 89128

Re: Ayers Exploration, Inc.
Registration Statement on Form S-1
Filed August 13, 2008
File No. 333-152991

Dear Mr. Curson:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your registration statement and take additional action in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable, a revision is unnecessary, or further action is unwarranted. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed August 13, 2008

1. A recent search with the Nevada Secretary of State, at www.nvsos.gov, revealed that your status as a business entity has been revoked as of March 1, 2007. Please advise us of the status of your company and provide corresponding disclosure in the Form S-1 as appropriate. We may have further comment.

2. Please update your financial statements as required by Item 8-08 of Regulation S-X and provide corresponding updated disclosure throughout your prospectus.

Our Business, page 5

3. We note that you entered into a mining option agreement with Redpath Clay Corp. on
    July 9, 2006. Please clearly disclose whether you have taken any action or incurred
    any costs to further your business plan since entering into the mining option. If so,
    clearly disclose the actions taken, any associated costs, and the timing of such actions.
    If you have not taken any actions, please disclose that you have not taken any actions
    to further your business since July 2006.

Exhibit 5.1

4. If your status as a corporation has been and remains revoked, please advise us as to
    how the The Loev Law Firm, PC was able to opine upon the validity of the shares
    being registered on this Form S-1.

Closing Comments

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. With your amendment, please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Lucas at (202) 551-5798 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Lucas
        Andrew King, esq.
        Fax: (604) 730-9650